UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 11-K


     |X| Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934for the Year Ended December 31, 2004


                  Or


     |_| Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934


      For the transition period from ____________________ to ___________________

      Commission File No. 1-9232


          A. Full title of the plan and address of the plan, if different from that of the issuer named below:


                  Volt Information Sciences, Inc. Savings Plan
                  --------------------------------------------


          B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:


                         Volt Information Sciences, Inc.
                         -------------------------------
                              560 Lexington Avenue
                              --------------------
                               New York, NY 10022
                               ------------------

                VOLT INFORMATION SCIENCES, INC. AND SUBSIDIARIES
                                    FORM 11-K
                                TABLE OF CONTENTS



    (a) Financial Statements:                                                      Page No.
                                                                                   --------

        Report of Independent Registered Public Accounting Firm                          1

        Statement of Net Assets Available for Benefits - December 31, 2004
              and December 31, 2003                                                      2

        Statement of Changes in Net Assets Available for Benefits -
               For the year ended December 31, 2004 and December 31, 2003                3

        Notes to Financial Statements                                                    4

        Supplemental Schedules:
        Scedule of Assets (Held at End of Year)                                         10
        Schedule of Reportable Transactions                                             11


Signature                                                                               12

(b) Exhibits:
        Consent of Independent Registered Public Accounting Firm                        13


Report of Independent Registered Public Accounting Firm

The Trustees of the
   Volt Information Sciences, Inc. Savings Plan

We have audited the accompanying statements of net assets available for benefits of Volt Information Sciences, Inc. Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U. S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2004, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


June 27, 2005

                  Volt Information Sciences, Inc. Savings Plan

                 Statements of Net Assets Available for Benefits


                                                                                     December 31,
                                                                                2004               2003
                                                                         ------------------- ------------------
Assets
Cash                                                                      $             1     $        25,390
Investments, at fair value:
   Mutual funds                                                                64,786,048          53,074,357
   Volt Information Sciences, Inc. Common Stock                                17,377,984          13,434,299
   Participant loans                                                            2,283,541           2,244,172
                                                                         ------------------- ------------------
                                                                               84,447,573          68,752,828

Contributions receivable from participants                                        137,219             114,451
Contributions receivable from employer                                            748,808             661,390
                                                                         ------------------- ------------------
Total assets                                                                   85,333,601          69,554,059

Liability
Pending trades, net                                                                46,570              25,156
                                                                         ------------------- ------------------
Net assets available for benefits                                         $    85,287,031     $    69,528,903
                                                                         =================== ==================


See accompanying notes.

                  Volt Information Sciences, Inc. Savings Plan

           Statements of Changes in Net Assets Available for Benefits


                                                                            Year ended December 31,
                                                                           2004                2003
                                                                     ------------------ -------------------
Additions
Investment income:
   Interest and dividend income                                       $     1,213,609    $     1,037,126
   Net appreciation in fair value of investments                            8,516,727         12,369,040
Participant contributions                                                   8,539,058          7,952,625
Employer contributions                                                      1,451,076          1,253,953
                                                                     ------------------ -------------------
                                                                           19,720,470         22,612,744
Deductions
Benefits paid to participants                                               3,962,342          4,930,045
                                                                     ------------------ -------------------
Net increase                                                               15,758,128         17,682,699

Net assets available for benefits at beginning of year                     69,528,903         51,846,204
                                                                     ------------------ -------------------
Net assets available for benefits at end of year                      $    85,287,031    $    69,528,903
                                                                     ================== ===================



See accompanying notes.

                  Volt Information Sciences, Inc. Savings Plan

                          Notes to Financial Statements

                               December 31, 2004


A. Background

The Volt Information Sciences, Inc. Savings Plan (the "Plan"), as amended and restated, was adopted by the Board of Directors of Volt Information Sciences, Inc. ("VIS" or the "Company") on September 29, 1980.

In January 2000, the Volt Information Sciences, Inc. Employees' Stock Ownership Plan ("ESOP") was merged into the Plan. In connection therewith, all of the ESOP assets were transferred into the Plan. All ESOP benefit accruals were frozen and all accounts became fully vested, effective January 1, 2000.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").


B. Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis.

Investments, including the investment in VIS common stock, are stated at fair value, generally determined by reference to published market data Participant loans are stated at their outstanding principal balances, which approximate fair value.

All costs and expenses incurred with regard to the administration of the Plan are paid by the Company.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                  Volt Information Sciences, Inc. Savings Plan

C. Investments

The fair value of investments held by the Plan as of December 31, 2004 and 2003 were as follows:

                                                                            December 31
                                                                      2004               2003
                                                               ---------------------------------------
                                 Core Funds
                                 ----------
    Mellon Certus Stable Value Fund                                 $13,691,393*       $12,817,535*
    Dreyfus Premier Balanced Fund                                     5,779,505*         5,247,117*
    Dreyfus Disciplined Stock Fund                                    1,621,352          1,130,705
    Dreyfus Midcap Value Fund                                        14,707,572*        10,836,214*
    Dreyfus Basic S&P 500 Index Fund                                 17,533,169*        14,081,025*
    Dreyfus Founders Discovery Fund                                   2,606,546          1,696,469
    Dreyfus Premier Basic Core Bond Fund                              4,688,702*         4,578,640*
    Dreyfus Appreciation Fund                                         1,369,342            914,371
    Templeton Foreign Fund                                            2,491,126          1,593,978
    Volt Information Sciences, Inc. Common Stock                     17,377,984*        13,434,299*
Self-directed Accounts                                                  297,341            178,303
Participant loans                                                     2,283,541          2,244,172
                                                               ---------------------------------------
Total investments                                                $   84,447,573     $   68,752,828
                                                               =======================================


*Individual investment representing 5% or more of net assets available for benefits.

During the years ended December 31, 2004 and 2003, the Plan's investments (including investments purchased, sold and held during the year appreciated in fair value (realized and unrealized) as follows:


                                                                              December 31
                                                                        2004               2003
                                                                 ---------------------------------------

  Mutual funds                                                     $    4,386,023     $    8,711,865
  Volt Information Sciences, Inc. Common Stock                          4,130,704          3,657,175
                                                                 ---------------------------------------
  Net appreciation                                                 $    8,516,727     $   12,369,040
                                                                 =======================================


                  Volt Information Sciences, Inc. Savings Plan

C. Investments (continued)

The following table details information about the net assets and the significant components of the changes in net assets relating to the investment in the Volt Information Sciences, Inc. Common Stock Fund, which includes both participant and non-participant directed amounts.


                                                                         Year ended December 31
                                                                         2004              2003
                                                                  -------------------------------------
Additions
Investment income:
   Interest and dividend income                                     $          336     $          276
   Net appreciation in fair value                                        4,130,704          3,657,175
Participant contributions                                                  655,984            609,520
Employer contributions                                                     121,285            111,990
Transfers to other investment funds, net                                  (326,069)          (691,227)
                                                                  -------------------------------------
                                                                         4,582,240          3,687,734
Deductions
Benefits paid to participants                                              607,071            530,138
                                                                  -------------------------------------

Net increase                                                             3,975,169          3,157,596

Net assets available for benefits at beginning of year                  13,495,442         10,337,846
                                                                  -------------------------------------
Net assets available for benefits at end of year                       $17,470,611        $13,495,442
                                                                  =====================================


As of June 27, 2005, the fair value of the Volt Information Sciences, Inc. Common Stock Fund is approximately $13.8 million.

The Plan provides that participants who have attained the age of 55 and have ten years of participation in the Plan may elect to diversify their ESOP investment of up to 25% of their individual accounts during an "election period", as defined. Participants who have attained the age of 60 and have completed ten years of participation in the Plan may elect to diversify the investment of up to 50% of their individual accounts during the "election period."

                  Volt Information Sciences, Inc. Savings Plan

D. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 6, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. The Plan has applied for but not yet received a new determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator will take all actions necessary to maintain the qualified status of the Plan.

E. Plan Description

A brief description of certain provisions of the Plan agreement is as follows. A more detailed description of the Plan provisions is maintained in the Summary Plan Description available to all participants:

     Eligibility: Employees become eligible on their first day of employment, except as outlined in the Summary Plan Description.

     Participant Contributions: Effective January 2, 2003, participants have the option of contributing up to 60% of base compensation, up to the Internal Revenue Service maximum or Plan limitations, which is not currently taxable to the employee, into any of the Plan's available core fund options. Beginning in 2002, participants, who have reached the age 50 on or before December 31 and who have already contributed the maximum, may elect to make a catch-up contribution up to the Internal Revenue Service maximum.

     Employer Contributions: The Company provides a matching contribution equal to 50% of the first 3% of salary contributions by eligible participants. These contributions are made semi-annually. Company matching contributions vest at a rate of 20% per year over a five-year period. The forfeited portion of an account of an employee who leaves employment with VIS without being fully vested may be used to reduce future employer contributions. At December 31, 2004, the balance of unused forfeitures was $142,243. During 2003, the Company used $93,272 of forfeitures to offset the employer matching contribution.

                  Volt Information Sciences, Inc. Savings Plan

E. Plan Description (continued)

     Rollover  Contributions:  The  Plan  permits  the  acceptance  of  rollover contributions upon approval of the Company. Rollover contributions generally consist of lump-sum distributions received by a participant from a qualified retirement plan, an individual retirement account or individual retirement annuity. Rollover contributions are included in participant contributions in the statements of changes in net assets available for benefits.

     Investments: Upon enrollment or reenlistment and on a daily basis thereafter, each participant can direct that his or her contributions and the Company matching contribution be invested in one or more of the available core funds. In addition, participants have the option to participate in a self-directed account and may invest up to 50% of their total account balance in mutual funds outside of the core funds.

The Plan has a loan provision which permits participating employees to borrow from their 401(k) contribution account. The maximum loan is 50% of the participant's account balance, up to $50,000. The loan, together with interest, is repaid through payroll deductions. Interest is credited to the participant's account. The interest rate is the prime rate plus 1% at the time the loan is processed.

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. Upon such termination, participants become 100% vested and Plan assets will be distributed to participants based on their individual account balances.

                  Volt Information Sciences, Inc. Savings Plan

F. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                                                  December 31
                                                                           2004                2003
                                                                     ------------------ -------------------
  Net assets available for benefits per the financial
    statements                                                        $  85,287,031      $  69,528,903
  Less amounts allocated to withdrawing participants                       (348,675)          (524,259)
                                                                     ------------------ -------------------
  Net assets available for benefits per the Form 5500                 $  84,938,356      $  69,004,644
                                                                     ================== ===================


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2004:


  Benefits paid to participants per the financial statements                    $   3,962,342
  Add amounts allocated to withdrawing participants at year-end                       348,675
  Less amounts allocated to withdrawing participants at prior year-end               (524,259)
                                                                               ------------------
  Benefits to participants per the Form 5500                                    $   3,786,758
                                                                               ==================


Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims to have been processed and approved for payment prior to the Plan year-end but not yet paid as of that date.

                                                                EIN: #13-5658129
                                                                      Plan: #001

                  Volt Information Sciences, Inc. Savings Plan

         Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)

                                December 31, 2004


                                                                           Units/              Current
                            Description                                    Shares               Value
-------------------------------------------------------------------------------------------------------------
Mellon Certus Stable Value Fund*                                          13,691,393       $    13,691,393
Dreyfus Premier Balanced Fund*                                               452,939             5,779,505
Dreyfus Disciplined Stock Fund*                                               50,778             1,621,352
Dreyfus Midcap Value Fund*                                                   453,237            14,707,572
Dreyfus Basic S&P 500 Index Fund*                                            497,112            17,533,169
Dreyfus Founders Discovery Fund*                                              90,599             2,606,546
Dreyfus Premier Basic Core Bond Fund*                                        316,804             4,688,702
Dreyfus Appreciation Fund*                                                    35,392             1,369,342
Templeton Foreign Fund                                                       202,530             2,491,126
Volt Information Sciences, Inc. Common Stock* (1)                            591,289            17,377,984
Calamos Invt TR New Growth Fund                                                  125                 6,636
Dreyfus 100% US Treasury MM Fund*                                             40,607                40,608
Fidelity Advisory Ser. VII Technology Fund                                       306                 4,542
Legg Mason Value Trust Fund                                                      155                10,135
Putman New Opportunities Fund                                                    131                 4,933
Buffalo Small Cap Fund                                                           148                 4,095
Selected Amern SHS Income Fund                                                   257                 9,494
Vanguard Growth & Income Fund                                                    184                 5,650
Vanguard /Wellesley Income Fund                                                  995                21,490
Royce Total Return Fund                                                        2,267                27,798
Washington Mutual Investment                                                     363                11,195
Clipper Fund                                                                     239                21,440
Dodge & Cox Stock Fund                                                           214                27,900
FMI Focus Fund                                                                    49                 1,734
Rowe & Price Midcap Value Fund                                                 1,310                30,139
TBC Inc Pooled EMP Daily                                                      69,552                69,552
Participant loans**                                                                              2,283,541
                                                                                         --------------------
                                                                                           $    84,447,573
                                                                                         ====================


*    Indicates party-in-interest to the Plan.
**   All loans mature within 10 years; interest rates range from 5.00% to 10.5%.

     (1)  Cost $12,648,164

                                                                EIN: #13-5658129
                                                                      Plan: #001

                  Volt Information Sciences, Inc. Savings Plan

           Schedule H, Line 4(j)--Schedule of Reportable Transactions

                          Year ended December 31, 2004


                                                                                        Current
                                                                                        Value of
                                                                                        Asset on
                                            Purchase     Selling        Cost of       Transaction
         Description of Assets              Price         Price          Asset            Date          Net Gain
---------------------------------------- ------------- ------------- --------------- --------------- ---------------
Category (iii)--A series of
  transactions with respect to
  securities of the same issue
  which amount in the aggregate
  to more than 5% of the current
  value of plan assets at the
  beginning of the plan year
Volt Information Sciences, Inc.
   Common Stock *                         $2,615,103   $       -      $2,615,103      $2,615,103        $         -

                                                   -   2,802,122       2,199,157       2,802,122            602,965


There were no category (i), (ii) or (iv) transactions during the year ended December 31, 2004

* Indicates party-in-interest to the Plan.

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrators have duly caused this annual report to be signed by the undersigned thereunto duly authorized.





                                               VOLT INFORMATION SCIENCES, INC.
                                                       SAVINGS PLAN
                                               ---------------------------------




                                               By: /s/Ludwig Guarino
                                                   -----------------------------
                                                   Ludwig Guarino, Administrator



Date: July 8, 2005